Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 10 DATED SEPTEMBER 30, 2015
TO THE PROSPECTUS DATED APRIL 2, 2015

This document supplements, and should be read in conjunction with, our prospectus dated April 2, 2015, as supplemented by Supplement No. 1 dated April 2, 2015, Supplement No. 2 dated May 4, 2015, Supplement No. 3 dated May 19, 2015, Supplement No. 4 dated June 3, 2015, Supplement No. 5 dated July 2, 2015, Supplement No. 6 dated August 3, 2015, Supplement No.7 dated August 6, 2015, Supplement No. 8 dated August 14, 2015 and Supplement No. 9 dated September 1, 2015. Terms not otherwise defined herein have the same meanings as set forth in our prospectus. The purpose of this supplement is to disclose our acquisition of a property in Athens, Georgia.

Acquisition of a Property in Athens, Georgia

On September 30, 2015, we, through a wholly-owned subsidiary, acquired a fee-simple interest in a fully-leased student housing property in Athens, Georgia, which we refer to as The Flats at Carrs Hill, from an unaffiliated seller for a purchase price of $27 million in cash, exclusive of closing costs.

Description of The Flats at Carrs Hill

The Flats at Carrs Hill is a Class A student apartment property with 138 units, 316 beds and 304 parking spaces, of which 115 are covered. The Flats at Carrs Hill is comprised of a 135,896 square foot building situated on 14.3 acres located at 592 Oconee Street in Athens, Georgia, just one quarter of a mile east of the University of Georgia, or UGA, campus and walking distance from coffee shops, bookstores, restaurants and bars. Among other amenities, The Flats at Carrs Hill features a full-size indoor basketball court, multiple lounges, a 24-hour fitness center and a pool. Additionally, UGA recently approved an expansion of the North Oconee River Greenway trail, a 3.65 mile walking and biking path, which will provide the student residents direct pedestrian access to additional parts of campus.

UGA is the largest university in the state of Georgia and is ranked as one of the top 25 public universities in the United States for 2016. With enrollment of over 33,000 full time students and enrollment growth of over 7% since 2004, we believe that UGA is likely to maintain strong demand for walkable, off-campus housing because there are no future on-campus housing projects planned and walkable off-campus housing currently represents only 9% of total student enrollment. Currently, The Flats at Carrs Hill competes with only four direct comparable off-campus private student housing properties that provide students with walkable access to the UGA campus, all of which are nearly 100% leased.

The Flats at Carrs Hill was completed in late 2013, was 100% leased for the 2014-2015 school year and was 100% pre-leased for the 2015-2016 school year by April 2015. Primarily, tenants are UGA students that seek a close proximity to campus and superior amenities. The average lease term is 12 months from August to July with an annual turnover of 75%. The current average monthly rent for The Flats at Carrs Hill is $720 per bed, or $1.67 per square foot.

The Flats at Carrs Hill’s capitalization rate at the time of acquisition was 5.6%. We calculate the capitalization rate for a real property by dividing net operating income of the property by the purchase price of the property, including acquisition related costs. Net operating income is calculated by deducting all operating expenses of a property, including property taxes and management fees, but excluding operating expenses payable directly by tenants pursuant to net leases, debt service payments and capital expenditures, from gross operating revenues received from a property. For purposes of this calculation, net operating income is determined using the projected net operating income of the property for the 12-month period after the acquisition based on in-place leases, potential rent increases or decreases and other revenues from late fees or services, adjusted for projected future vacancies, tenant concessions, if any, and charges not collected.

We have no plans for material capital improvements in the near term, and we believe The Flats at Carrs Hill is adequately covered by insurance and suitable for its intended purposes as a student housing apartment building. For federal income tax purposes, we estimate that the depreciable basis in The Flats at Carrs Hill will be approximately $23 million. We will depreciate buildings based upon an estimated useful life of 40 years. At acquisition, the estimated annual real estate taxes on The Flats at Carrs Hill total approximately $281,000.

Financing of The Flats at Carrs Hill

The acquisition of The Flats at Carrs Hill was funded through a combination of proceeds from our public offering of our common stock and a $27.0 million borrowing under our credit facility with Wells Fargo. Of this borrowing amount, approximately $13.6 million is from existing borrowing capacity on previously acquired properties, while approximately $13.4 million is specific to The Flats at Carrs Hill. The credit facility bears interest at a variable per annum rate equal to the one-month LIBOR rate plus 1.70%, payable monthly, which equated to approximately 1.9% at the time of acquisition with respect to the aforementioned borrowing. With this borrowing, our six properties combined have a loan-to-cost ratio of approximately 51%, and we have an overall loan-to-value ratio of approximately 47%.

Property Management

We have engaged D.P. Preiss Company, Inc. as the property manager for The Flats at Carrs Hill.